Raymond Chabot
Grant Thornton LLP
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August 5, 2021    National Bank Tower
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Montréal, Quebec
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Autorité des marchés financiers
Ontario Securities Commission

Re:    Alithya Group inc.
Notice of Change of Auditor dated August 3, 2021

Dear Sirs/Mesdames:

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor of Alithya Group inc. dated August 3, 2021 (the "Notice"). Based on our knowledge as of the date hereof, we confirm our agreement with the information contained in the Notice pertaining to our firm.

Sincerely,

c.c.    The Board of Directors, Alithya Group inc.
Claude Thibault, Chief Financial Officer, Alithya Group inc.

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